MM

09057189

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Facing Page Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. ~~8-30177~~ 8-66999

Report For the Period Beginning January 1, 2008 (MM/DD/YY) **and Ending** December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

Key Investment Services LLC

Official Use Only
31-4300906
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Lawrence E. Martin, Chief Financial Officer — (216) 813-6034
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ~~must be~~ supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

0902-1031342

Key Investment Services

Key Investment Services LLC
Member NASD/SIPC

Mailcode: OH-01-49-3TBC
4900 Tiedeman Road
Brooklyn, OH 44144

Toll Free: 888-KIS-2YOU

OATH OR AFFIRMATION

I, **Lawrence Martin** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Key Investment Services LLC.** as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

[signature]
Signature

Chief Financial Officer
Title

CLAIRE PILDNER
Notary Public, State of Ohio
My Commission Expires March 28, 2010

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

For the period from January 1, 2008 through December 31, 2008

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Lawrence E. Martin
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6034

Key Investment Services LLC

Financial Statements and Schedule

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Key Investment Services LLC

We have audited the accompanying statement of assets, liabilities and member's interest of Key Investment Services LLC (the Company) as of December 31, 2008 and the related statements of income, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Investment Services LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
February 20, 2009

0902-1031342

Key Investment Services LLC

Statement of Assets, Liabilities, and Member's Interest

December 31, 2008

Assets	
Cash and cash equivalents	$ 24,486,735
Trading investments	327,120
Receivable from brokers and dealers	6,375,348
Prepaid expenses	1,051,987
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $101,782	41,363
Other assets	1,063,205
Total assets	$ 33,345,758
Liabilities and member's interest	
Liabilities:	
Accrued compensation	$ 4,313,793
Accounts payable, accrued expenses, and other liabilities	7,974,784
Total liabilities	12,288,577
Member's interest	21,057,181
Total liabilities and member's interest	$ 33,345,758

See accompanying notes.

Key Investment Services LLC

Statement of Income

Year Ended December 31, 2008

Revenues	
Commissions	$ 66,480,883
Principal transactions	664,602
Interest and dividends	490,887
Other	2,442,190
	70,078,562
Expenses	
Employee compensation and benefits	40,600,149
Communications	939,950
Occupancy and equipment	9,348,525
Promotion and development	2,100,329
Floor brokerage and clearance	2,354,455
Taxes, other than income taxes	76,736
Other operating expenses	587,379
	56,007,523
Income before income taxes	14,071,039
Provision (benefit) for income taxes:	
Federal:	
Current	5,329,305
Deferred	(525,702)
State and local:	
Current	589,504
Deferred	(47,369)
	5,345,738
Net increase in member's interest resulting from operations	$ 8,725,301

See accompanying notes.

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2008

Balance at January 1, 2008	$ 12,331,880
Net increase in member's interest resulting from operations	8,725,301
Balance at December 31, 2008	$ 21,057,181

See accompanying notes.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 8,725,301
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	38,045
Deferred compensation	(275,274)
Deferred income taxes	(573,071)
Changes in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(4,926,489)
Decrease in receivable from Key affiliates	42,557
Increase in trading investments	(204,671)
Increase in other receivables	(8,053)
Decrease in prepaid expenses	83,259
Decrease in other assets	431,456
Increase in accrued compensation	813,099
Increase in accounts payable, accrued expenses, and other liabilities	575,006
Net cash provided by operating activities	4,721,165
Investing activities	
Net decrease in furniture, equipment, and leasehold improvements	108,760
Financing activities	
Increase in payables from affiliates	1,067,639
Increase in cash and cash equivalents	5,897,564
Cash and cash equivalents at beginning of fiscal year	18,589,171
Cash and cash equivalents at end of fiscal year	$ 24,486,735

See accompanying notes.

Key Investment Services LLC

Notes to Financial Statements

December 31, 2008

1. Organization

Key Investment Services LLC (the Company) is an Ohio limited liability company whose sole member is KeyBank National Association (the Bank), which in turn is a wholly owned subsidiary of KeyCorp (the Parent). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on June 8, 2005 with a capital contribution of $1,000,000 on June 22, 2005. FINRA (formerly NASD) granted approval on November 17, 2005. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, US government securities, managed products and life insurance contracts.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC.

2. Significant Accounting Policies

Cash and cash equivalents represent cash in banks and excess cash investments in short term instruments.

Furniture, equipment, and leasehold improvements, which consist mainly of furniture, fixtures and office equipment, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which vary from 3 to 5 years.

Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing the revenue and expenses on a settlement date basis, rather than on a trade date basis.

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. Charges from affiliates for 2008 were:

Occupancy and equipment	$ 7,945,499
Insurance	882,628

4. Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

The difference between income taxes and the amounted computed by applying the statutory Federal tax rate of 35% to income before taxes is as follow:

Expected income tax at U.S. statutory tax rate	$ 4,924,864
State taxes	352,388
Disallowed meals and entertainment	67,972
Other	514
Income tax expense	$ 5,345,738

The deferred income tax expense (benefit) for the year ended December 31, 2008, consists of the following:

Employee compensation accruals	$ (123,920)
Depreciation and amortization	(1,811)
State taxes	(89,411)
Other	(357,929)
Total deferred tax benefit	$ (573,071)

4. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities as of December 31, 2008 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 515,491
Depreciation	3,952
State taxes	81,432
Other	415,130
Total deferred tax assets (included in other assets)	$ 1,016,005

During the year ended December 31, 2008, the Company paid the Parent $5,827,888 and $286,674 for federal and state income taxes, respectively.

5. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

6. Net Capital Requirements (continued)

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the minimum amount required was approximately $250,000. At December 31, 2008, the Company's net capital and aggregate indebtedness to net capital ratio was $17,523,102 and 0.70 to 1, respectively.

7. Employee Benefit Plans

Employees of the Company are covered under a 401(K) plan sponsored by the Parent which permits eligible employees to contribute 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. For the year ended December 31, 2008, the Company's contribution expense was $ 1,177,721.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2008 was $2,484,663.

8. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, (SFAS 157), for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in SFAS No. 157, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value

8. Fair Value Measurements (continued)

The Company values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid).

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, the Company assumes the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions that are based on market data and obtained from a source independent of the Company. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted prices for similar assets; (b) observable inputs for the asset or liability, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

8. Fair Value Measurements (continued)

Qualitative Disclosures of Valuation Techniques

Securities (trading) - Where quoted prices are available in an active market, securities are classified as Level 1. Level 1 instruments include highly liquid government bonds, securities issued by the U.S. Treasury and exchange-traded equity securities. If quoted prices are not available, Pershing, LLC utilizes a third party vendor to price these securities. These instruments include assets such as municipal bonds and certain agency collateralized mortgage obligations and are classified as Level 2. At December 31, 2008, the Company did not have any level 3 assets.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). The following table shows the Company's assets and liabilities measured at fair value on a recurring basis.

	December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets measured on a recurring basis:				
Trading account investments	$277,120	$ 50,000	$ –	$327,120
Total assets on a recurring basis at fair value	$277,120	$ 50,000	$ –	$327,120

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

December 31, 2008

0902-1031342

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Net capital		
Total member's equity		$ 21,057,181
Deduct member's equity not allowable for net capital		–
Total member's equity qualified for net capital		21,057,181
Deductions and other charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	$ (41,363)	
Prepaid expenses	(2,006,712)	
Other assets	(1,056,274)	
		(3,104,349)
Haircuts on securities and inventory		(429,730)
Net capital		17,523,102
Aggregate indebtedness – items included in statement of financial condition:		
Liabilities		$ 12,288,577
Dividend by		15
Minimum net capital requirement		$ 819,238
Minimum dollar requirement		$ 250,000
Net capital requirement		819,238
Excess net capital		$ 16,703,864
Ratio: Aggregate indebtedness to net capital		0.70 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as December 31, 2008, as filed on Form X-17A-5 by the Company

Key Investment Services LLC

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm.

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115
Tel: 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Key Investment Services LLC

In planning and performing our audit of the financial statements of Key Investment Services LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cleveland, Ohio
February 20, 2009

0902-1031342